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[SHEARMAN & STERLING LLP LETTERHEAD]

        February 21, 2006

VIA FACSIMILE AND EDGAR TRANSMISSION

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:
Engelhard Corporation
Preliminary Proxy Statement on Schedule 14A
Filed February 1, 2006 by Iron Acquisition Corporation and
    BASF Aktiengesellschaft
SEC File No. 001-08142

Dear Mr. Duchovny:

        On behalf of our clients, Iron Acquisition Corporation ("IAC") and BASF Aktiengesellschaft ("BASF AG" and, together with IAC, the "Companies"), set forth below are the Companies' responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated February 13, 2006, in connection with the Preliminary Proxy Statement on Schedule 14A (the "Schedule 14A") filed by the Companies with the Commission on February 1, 2006. A Revised Preliminary Proxy Statement on Schedule 14A (the "Revised Schedule 14A") is being filed today. For your convenience, the responses below follow the sequentially numbered Comments from your letter of February 13, 2006.

Schedule 14A

1.
We note that you have bracketed the color of the proxy card. Please advise us as to the reason for the brackets. For example, have you not determined which color you intend to use?

  We note the Staff's comment. As the Staff's comment suggests, we had bracketed the color of the proxy card as we had not yet determined which color proxy card we intended to use. We have since confirmed that we will be using white proxy cards, and have modified the Schedule 14A accordingly.

2.
Revise to state that by using your proxy card, shareholders may not be able to exercise their full voting power in the event that the company includes additional proposals on its proxy card. In this regard, we do note that BASF has indicated that it will use its discretionary authority to vote as to other matters that are properly presented.

  We note the Staff's comment. The disclosure in the Schedule 14A has been modified in response to this comment.

Letter to Security Holders

3.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:

•
Your statement that the rejection of your tender offer would prevent the company from realizing a "significant and timely return...either on a stand-alone basis or in connection with an alternative transaction." (page 3 of your letter to security holders);
•
Your statement that the increase in Engelhard's share price since your announcement of the tender offer is due solely and directly to your offer and not as a result of "additional value delivered" to Engelhard's security holders by its board or management (page 3 of your letter to security holders);

  •
  Your sub-heading statement that a vote for your nominees "represents a vote in support of the Offer" and the statements in each of the bullet points under the subheading on page 16; and
  •
  Your statement that a vote for your nominees lets Engelhard know that its security holders "want to have the opportunity to consider and accept the offer" (page 16).

  Please ensure that you make any revisions in response to this comment throughout your proxy statement.

  We note the Staff's comment. The disclosure in the Schedule 14A has been modified in response to this comment.

4.
You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. If you have disclosed the support for such statements, then revise to specify the sources upon which you have relied. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note the following examples:
•
The statement that the election of your nominees will "help insure that the Board acts in the best interests of stockholders" implies that the board is not already acting in the best interests of Engelhard's security holders.
•
The statement that electing your nominees to the board gives security holders a mechanism to monitor the potential sale of the company implies that the current board and its processes do not allow for security holder monitoring of the board's decisions.
•
The statement that Engelhard's security holders are currently unable to determine whether to accept your tender offer implies that Engelhard's board of directors is preventing its security holders from doing so. In addition, disclose whether the anti-takeover provisions to which you appear to refer were not adopted by pursuant to the approval of Engelhard's security holders.
•
The implication that the current board of directors of Engelhard acts only in the interests of Engelhard's management.

  Please ensure that you make any revisions in response to this comment throughout your proxy statement.

  We note the Staff's comment. The disclosure in the Schedule 14A has been modified in response to this comment.

5.
While we note that the company is considering alternatives to maximize value for Engelhard's stockholders, "including a sale of the Company," it does not appear that "the Board has determined that the sale of the Company is in the best interests of its stockholders." Accordingly, please revise your assertions and conclusions to that effect throughout the document.

  We note the Staff's comment. The disclosure in the Schedule 14A has been modified in response to reflect this comment.

6.
Please update the last paragraph on page 3 of your letter to security holders given Engelhard's release of its fourth-quarter results. Further, quantify the "significant premium" noted in the first sentence of this paragraph and on page 16 of the proxy statement.

  We note the Staff's comment. The disclosure in the last paragraphs of page 3 of our letter to security holders and page 16 of the proxy statement has been modified in response to this comment.

Cover page, page 6

7.
Refer to your statement in the third paragraph on page 7 that electing your nominees would be "an important step toward prompt consummation of the offer." We note that Engelhard's board of directors consists of six directors. In light of this, provide us with support that the election of your two nominees will have the effect you describe. Alternatively, revise your disclosure to avoid your implication.

  We note the Staff's comment. The disclosure in the third paragraph on page 7 has been modified in response to this comment.

Reasons to Vote for our Nominees, page 16

8.
Expand the second bullet point under "The Offer price is a full price..." to provide more detail regarding the information provided by the company that is reflected in your offer price and the information or assumptions of the company that are "more aggressive." Clarify whether or not these assumptions are reflected in your offer price. Further, describe the "modest synergies" noted on page 17.

  We note the Staff's comment. In response to this comment (i) the disclosure in the second bullet point under "The Offer price is a full price..." on page 16 has been expanded, (ii) the disclosure regarding the Company's assumption has been clarified to indicate whether the assumptions are reflected in our offer and (iii) the nature of the synergies that we anticipate realizing have been described on page 17.

  With respect to the assumptions of the Company that we believe are more aggressive than those of independent equity research analysts, we have expanded the disclosure to note the particular assumptions that appear to be more aggressive, without providing all available details. We have also included as Attachment A hereto supplemental information for the Staff's internal use, comparing the assumptions of the Company to those of independent equity research analysts, which we believe demonstrates that our statement has a reasonable factual basis. We have not included these details in the disclosure as we believe that they may introduce unnecessary complexity, and taken out of context, could be unclear or misleading to stockholders.

Other Information—Solicitation of Proxies, page 20

9.
We note that you may employ various methods to solicit proxies, including mail, facsimile, Internet, advertising, telephone, or telecopier, each in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

  We note the Staff's comment and confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

10.
Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

  We have not identified any pertinent internet chat rooms, and do not currently intend to solicit proxies via any internet chat rooms. If we later solicit proxies in such manner we will promptly inform the Staff. We are using the website http://www.transactioninfo.com/basf/ to solicit proxies. This website is linked from our main corporate website, http://www.basf.com.

Form of Proxy Card

11.
Please revise the form of proxy to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

  We note the Staff's comment. The form of proxy has been modified to mark it as "Preliminary Copy."

        Filed with this letter is a statement from the Companies making the acknowledgements requested in your letter of February 13, 2006.

        Please direct any comments or questions regarding the responses to the Staff's comments or the Revised Schedule 14A to the undersigned at (212) 848-7666 or by facsimile at (646) 848-7666.

Best regards,
/s/ PETER D. LYONS Peter D. Lyons, Esq.
cc:	Dr. Hans-Ulrich Engel, Iron Acquisition Corporation Dr. Joerg Buchmueller, BASF Aktiengesellschaft

ATTACHMENT A

COMPARISON OF ASSUMPTIONS OF THE COMPANY
AND INDEPENDENT RESEARCH ANALYSTS

In its response on Schedule 14D-9 (the "Schedule 14D-9") filed with the Commission on January 23, 2006 and its presentation to investors filed with the Commission on Form 8-K on January 24, 2006, the Company makes the following claims:

  •
  The phase-in of heavy duty diesel regulations in Europe in late 2006, and in the US in early 2007 will result in forecast sales of $500m in 2010

    Citigroup, in a report entitled "Engelhard Corp.—Early Bird Gets The Discount" issued on December 1, 2005, estimates the U.S. heavy duty diesel market to be $400m in 2010 (excluding platinum group metals and substrates). Johnson Matthey, in its 2005 results presentation issued on June 2, 2005 values the heavy duty diesel opportunity at $600m per annum by the end of 2008 (including substrates). Assuming a market share of 32% for the Company, this translates into potential revenues of $192m in 2008, compared to the Company's forecast of $500m in 2010.

  •
  The Company is forecasting Environmental Technology revenue of $2,125m in 2010 which implies a cumulative average growth rate of 15.4% from 2004 levels

    Citigroup, in its December 1, 2005 report, forecast that the Company would have Environmental Technology revenue of $1,233 in 2008, which implies a cumulative average growth rate of 8.2% from 2004 levels.

  •
  The Company assumes an increase in European Light Duty Vehicle market share from 24% in 2005 to 35% in 2008

    While it may be feasible for Engelhard to capture additional market share due to its proprietary palladium-based catalyst, we do not believe that this competitive advantage would result in such dramatic market share gain. The financial community is well aware of this technology, and does not project that there will be such a substantial market share increase over the next three years. Analysts have recognized the potential of the palladium-based catalyst and have stated that market share gains have occurred:

      "In European light duty diesel, Engelhard is gaining share thanks to cutting edge technology in diesel oxidation catalysts (which replaces 1/3 of platinum with lower priced palladium)" (Deutsche Bank report, "Engelhard—Downgrading To Hold", June 2, 2005.)

    They also, however, note that future market share gains will be of a lesser degree and that future growth should begin to level out.

      "Engelhard has been impressive in growing its market share from a non-existent base 5 years ago to a 20-25% share today. We expect this growth to stabilize going forward, and have thus assumed flat market shares." (Citigroup, "Engelhard Corp.—Early Bird Gets The Discount", December 1, 2005; emphasis added.)

    This view is supported by a recent statement made by Mr. Thomas Leysen, CEO of Engelhard's competitor, Umicore NV/SA, during Umicore's full year 2005 results presentation on February 16th, 2006. Asked to comment on Engelhard's assumption of a growing market share from 24% to 35% in the European Light Duty Vehicles market, Mr. Leysen stated his company's belief that the companies' respective market shares had stabilized.

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ATTACHMENT A